Filed Pursuant to Rule 424(b)(3)

Registration No. 333-115543

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated September 27, 2004)

AMH HOLDINGS, INC.

Offer to Exchange

Registered 11 1/4% Senior Discount Notes Due 2014
for up to
$446,000,000 Principal Amount at Maturity of 11 1/4% Senior Discount Notes Due 2014

      The following information supplements the prospectus, dated September 27, 2004, relating to the offer by AMH Holdings, Inc. (“we,” “us,” “our company” or “AMH”) to exchange up to $446,000,000 in aggregate principal amount at maturity of our registered 11 1/4% Senior Discount Notes due 2014 for a like aggregate principal amount at maturity of our issued and outstanding 11 1/4% Senior Discount Notes due 2014, with information publicly released by us regarding our financial results for the third quarter and nine months ended October 2, 2004. The exchange offer expired on October 27, 2004 and is no longer open for participation.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 8, 2004.

      We announced third quarter 2004 net sales of $314.4 million, a 40.5% increase over $223.8 million for the same period in 2003. For the nine months ended October 2, 2004, net sales were $820.3 million or 59.3% higher than $515.1 million for the same period in 2003. The results for 2004 include the operations of our subsidiary, Gentek Holdings, Inc., or Gentek. Gentek, which was acquired by Associated Materials Incorporated, or AMI on August 29, 2003, contributed $97.7 million and $256.8 million of net sales for the third quarter and nine months ended October 2, 2004, respectively. Gentek contributed $27.1 million of net sales for the quarter and nine months ended September 27, 2003.

      Net income for AMI for the third quarter of 2004 was $19.9 million. This compares to net income of $9.6 million for the same period in 2003. For the nine months ended October 2, 2004, net income for AMI was $27.5 million compared to net income of $14.9 million for the same period in 2003. Gentek contributed $6.5 million and $10.9 million of net income for the third quarter and nine months ended October 2, 2004, respectively. Gentek contributed $1.1 million of net income for the quarter and nine months ended September 27, 2003.

      EBITDA (as defined below) for the third quarter of 2004 was $43.7 million. This compares to EBITDA of $29.5 million for the same period in 2003. Adjusted EBITDA (as defined below) for the third quarter of 2003 was $30.9 million. There were no adjustments to EBITDA for the third quarter of 2004. Adjusted EBITDA for the quarter ended September 27, 2003 excludes a cost of sales expense of $1.4 million relating to an inventory fair value adjustment recorded at the time of the acquisition of Gentek. Gentek contributed $11.7 million of EBITDA for the third quarter of 2004 and $2.4 million and $3.8 million of EBITDA and adjusted EBITDA, respectively, for the same period in 2003.

      EBITDA was $79.1 million for the nine months ended October 2, 2004 compared to EBITDA of $55.0 million for the same period in 2003. Adjusted EBITDA for the nine months ended October 2, 2004 was $93.6 million compared to adjusted EBITDA of $56.4 million for the same period in 2003. Adjusted EBITDA for the nine months ended October 2, 2004 excludes a bonus paid to certain members of company management totaling approximately $14.5 million related to the completion of the offering of senior discount notes on March 4, 2004 by us. Adjusted EBITDA for the nine months ended September 27, 2003 excludes a cost of sales expense of $1.4 million relating to an inventory fair value adjustment recorded at the time of the acquisition of Gentek. Gentek contributed $22.7 million of EBITDA for the nine months ended October 2, 2004, and $2.4 million and $3.8 million of EBITDA and adjusted EBITDA, respectively, for the same period in 2003. A reconciliation of net income to EBITDA and to Adjusted EBITDA is included below.

Results of Operations

      Net sales increased 40.5% during the third quarter of 2004 compared to the same period in 2003, driven by increased vinyl window, vinyl siding and third party manufactured product sales along with a full quarter of net sales from Gentek. Gross profit in the third quarter of 2004 was $87.1 million, or 27.7% of net sales, compared to gross profit of $64.2 million, or 28.7% of net sales, in the third quarter of 2003. The decrease in gross profit margin percentage was due primarily to the impact of the results contributed by Gentek for the full quarter of 2004 as Gentek’s gross margin percentage is typically lower than Alside’s as a larger portion of Gentek’s sales are to independent distributors versus contractors through company-owned supply centers. Additionally, a portion of Gentek’s sales are from metal products, which typically have a lower margin percentage than vinyl windows and vinyl siding. Also contributing to the lower gross margin percentage were increased costs of our key raw materials - vinyl resin, aluminum and steel. Selling, general and administrative expense increased to $48.7 million, or 15.5% of net sales, for the third quarter of 2004 versus $38.3 million, or 17.1% of net sales, for the same period in 2003. The increase in selling, general and administrative expense is a result of the impact of the acquisition of Gentek for the full quarter of 2004, the result of adding three new Alside supply centers and one new Gentek supply center in 2004, and increases in expenses at existing supply centers to support the increased sales. Income from operations was $38.3 million in the third quarter of 2004 compared to $25.9 million for the same period in 2003.

      Net sales increased 59.3% for the nine months ended October 2, 2004 compared to the same period in 2003, driven by increased vinyl window, vinyl siding and third party manufactured product sales along with a full nine months of net sales from Gentek. Gross profit increased to $220.7 million, or 26.9% of net sales, compared to gross profit of $149.2 million, or 29.0% of net sales, for the same period in 2003. The decrease in gross profit margin percentage was primarily a result of the impact of the Gentek acquisition along with the impact from the increased costs of vinyl resin, aluminum, and steel. Selling, general and administrative expense increased to $156.6 million, or 19.1% of net sales, for the nine months ended October 2, 2004 versus $103.3 million, or 20.1% of net sales, for the same period in 2003. The increase in selling, general and administrative expense is the result of a management bonus paid in relation to our offering of senior discount notes on March 4, 2004, the impact of the acquisition of Gentek, the impact of adding three new Alside supply centers and one Gentek supply center in 2004 along with the three new supply centers added in 2003, which had a full nine months of expense in 2004, as well as increases in expenses at existing supply centers to support the increased sales. Income from operations was $64.1 million for the nine months ended October 2, 2004 compared to $45.9 million for the same period in 2003.

      Our comparable store sales percentage increase for our Alside supply centers for the third quarter was in the high single digits. Additionally, our growth rate for net sales for the month of October 2004 was consistent with growth rates experienced by us over the several preceding months. Finally, we expect to generate $35 to $40 million of positive cash flow from operations through reductions of working capital in the fourth quarter of 2004.

AMH

      On October 29, 2004, we completed the offer to exchange the entire principal amount at maturity of our outstanding 11 1/4% senior discount notes for an equal amount at maturity of notes with substantially equivalent terms that have been registered under the Securities Act of 1933. The attached consolidating financial information for the quarter and nine months ended October 2, 2004 includes AMI and AMH, which conducts all of its operating activities through AMI. Including AMH’s interest expense, which primarily consists of accretion on AMH’s 11 1/4% senior discount notes, AMH’s consolidated net income was $15.1 million and $16.1 million for the quarter and nine months ended October 2, 2004, respectively.

ASSOCIATED MATERIALS INCORPORATED AMH HOLDINGS, INC.

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (a)

(Unaudited)
Quarters Ended October 2, 2004 and September 27, 2003
(in thousands)

	AMI				AMH
			AMH	Eliminations	Consolidated
	Quarter	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended	Ended
	September 27,	October 2,	October 2,	October 2,	October 2,
	2003	2004	2004	2004	2004

Net sales	$223,806	$314,408	$—	$—	$314,408
Gross profit	64,219	87,061	—	—	87,061
Selling, general and administrative expense	38,270	48,716	—	—	48,716

Income from operations	25,949	38,345	—	—	38,345
Interest expense, net	9,706	6,218	7,191	—	13,409
Foreign currency gain	(199)	(35)	—	—	(35)

Income (loss) before income taxes	16,442	32,162	(7,191)	—	24,971
Income taxes	6,823	12,297	(2,386)	—	9,911

Income (loss) before equity income from subsidiaries	9,619	19,865	(4,805)	—	15,060
Equity income from subsidiaries	—	—	19,865	(19,865)	—

Net income	$9,619	$19,865	$15,060	$(19,865)	$15,060

Other Data:
EBITDA(b)(c)	$29,510	$43,702
Adjusted EBITDA(b)(c)	30,912	43,702

ASSOCIATED MATERIALS INCORPORATED

AMH HOLDINGS, INC.
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS(a)
(Unaudited)
Nine Months Ended October 2, 2004 and September 27, 2003
(in thousands)

					AMH
	AMI			Eliminations	Consolidated
			AMH Nine	Nine	Nine
	Nine Months	Nine Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	September 27,	October 2,	October 2,	October 2,	October 2,
	2003	2004	2004	2004	2004

Net sales	$515,113	$820,331	$—	$—	$820,331
Gross profit	149,187	220,741	—	—	220,741
Selling, general and administrative expense	103,284	156,648	—	—	156,648

Income from operations	45,903	64,093	—	—	64,093
Interest expense, net	20,627	18,484	17,131	—	35,615
Foreign currency (gain) loss	(199)	580	—	—	580

Income (loss) before income taxes	25,475	45,029	(17,131)	—	27,898
Income taxes	10,572	17,544	(5,747)	—	11,797

Income (loss) before equity income from subsidiaries	14,903	27,485	(11,384)	—	16,101
Equity income from subsidiaries	—	—	27,485	(27,485)	—

Net income	$14,903	$27,485	$16,101	$(27,485)	$16,101

Other Data:
EBITDA(b)(c)	$54,976	$79,078
Adjusted EBITDA(b)(c)	56,378	93,576

	AMI			AMH
			AMH	Consolidated
	January 3,	October 2,	October 2,	October 2,
	2004	2004	2004	2004

Selected Balance Sheet Data:
Cash	$4,282	$3,686	$34	$3,720
Accounts receivable, net	106,975	160,897	—	160,897
Inventory	97,907	128,368	—	128,368
Accounts payable	49,881	82,405	—	82,405
Accrued liabilities	53,234	57,577	13	57,590
Long-term debt	305,000	307,376	274,806	582,182

(a)	Operating results for the complete quarter and nine months ended October 2, 2004 include the results of our Gentek Holdings subsidiary, which was acquired on August 29, 2003. Operating results for the quarter and nine months ended September 27, 2003 include the results of Gentek Holdings subsequent to the acquisition date.

(b)	EBITDA is calculated as net income plus interest, taxes, depreciation and amortization. Adjusted EBITDA excludes certain items. We consider Adjusted EBITDA to be an important indicator of our operational strength and performance of our business. We have included Adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/ or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, our credit facility has certain covenants that use ratios utilizing this measure of Adjusted EBITDA. The definition of EBITDA under the indentures governing the notes also excludes certain items. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current SEC practices or the rules and regulations adopted by the SEC that apply to registration statements or periodic reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA be presented differently in filings made with the SEC than as presented herein, or not be presented at all. Adjusted EBITDA is not a measure determined in accordance with GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP), as a measure of our operating results or cash flows from operations (as determined in accordance with GAAP) or as a measure of our liquidity. The reconciliation of our net income to EBITDA and Adjusted EBITDA is as follows (in thousands):

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 27,	October 2,	September 27,	October 2,
	2003	2004	2003	2004

Reconciliation of net income to EBITDA and Adjusted EBITDA(c):
Net income	$9,619	$19,865	$14,903	$27,485
Interest	9,706	6,218	20,627	18,484
Taxes	6,823	12,297	10,572	17,544
Depreciation and amortization	3,362	5,322	8,874	15,565

EBITDA	29,510	43,702	54,976	79,078
Cost of sales adjustment	1,402	—	1,402	—
Management bonus(d)	—	—	—	14,498

Adjusted EBITDA	$30,912	$43,702	$56,378	$93,576

(c)	The 2004 results of operations include the results of Gentek for the full periods presented. The results of operations for the quarter and nine months ended September 27, 2003 only include the results of Gentek for the period subsequent to our acquisition on August 29, 2003. A reconciliation of Gentek’s net income to EBITDA and adjusted EBITDA for the quarter and nine months ended September 27, 2003 and October 2, 2004 is as follows (in thousands):

	Quarter and
	Nine Months	Quarter	Nine Months
	Ended	Ended	Ended
	September 27,	October 2,	October 2,
	2003	2004	2004

Reconciliation of Gentek’s net income to EBITDA and Adjusted EBITDA:
Net income	$1,099	$6,508	$10,873
Interest	59	154	292
Taxes	779	3,247	6,185
Depreciation and amortization	485	1,794	5,374

Gentek’s EBITDA	2,422	11,703	22,724
Cost of sales adjustment	1,402	—	—

Gentek’s Adjusted EBITDA	$3,824	$11,703	$22,724

      Represents a management bonus paid in connection with the completion on March 4, 2004 of our offering of senior discount notes.